HIKARI TSUSHIN, INC.

Hikari Tsushin, Inc.
Ohtemachi Nomura Bldg.
2-1-1 Ohtemachi, Chiyoda-ku,
Tokyo 100-0004, Japan

Rule 12g3-2(b) File No. 82-4998

January 6, 2004

By Air Mail

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-4998/Hikari Tsushin, Inc.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ladies and Gentlemen:

On behalf of Hikari Tsushin, Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The documents that are enclosed are listed on Annex A and represent the information made public or distributed by the Company. In addition, we have enclosed herewith one copy of each of the documents listed in Annex A (or an English translation or summary thereof, if the original is not in English).

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 011-81-3-5951-3719, fax: 011-81-3-5951-3709, e-mail: koji_shibayama@po.hikari.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koji Shibayama
Manager, Investor and Public Relations
HIKARI TSUSHIN, INC.

Enclosures

DW 1/13

List of Documents (Annex A)

HIKARI TSUSHIN, INC.

Information Distributed since July 10, 2003

Exhibit List

I. Documents Submitted Herewith in English Translation

1. Requirements of the Tokyo Stock Exchange

(a) Notice Relating to Stock Option Plan by the Method of Subscription Rights for New Shares, Press Release, dated July 10, 2003 [in English translation].

(b) Lawsuit against Shinchosha Co., ruled in favor of Hikari Tsushin, Inc., Press Release, dated July 28, 2003 [in English translation].

(c) Monthly Business Report: June 2003, Press Release, dated August 1, 2003 [in English translation].

(d) Hikari Tsushin, Inc. raises stake in Crayfish Co., Ltd., Press Release, dated August 22, 2003 [in English translation].

(e) Monthly Business Report: July 2003, Press Release, dated September 4, 2003 [in English translation].

(f) Hikari Tsushin relocated corporate headquarters, Press Release, dated September 16, 2003 [in English translation].

(g) Personnel Change, Press Release, dated September 16, 2003 [in English translation].

(h) Monthly Business Report: August 2003, Press Release, dated October 2, 2003 [in English translation].

(i) Monthly Business Report: September 2003, Press Release, dated November 4, 2003 [in English translation].

(j) Hikari Tsushin Group to start official Ezweb "CHAKU-UTA" service, Press Release, dated November 18, 2003 [in English translation].

(k) Notice relating to stock option plan by the method of subscription rights for new shares, Press Release, dated November 25, 2003 [in English translation].

(l) Revision of business performance forecasts for FY2003, Press Release, dated November 25, 2003 [in English translation].

(m) Confirmation of the amount to be paid in upon exercise if subscription rights for new shares, Press Release, dated December 2, 2003 [in English translation].

(n) Monthly Business Report: October 2003, Press Release, dated December 5, 2003 [in English translation].

(o) Redemption of No.6 unsecured bonds, Press Release, dated December 25, 2003 [in English translation].

(p) Quarterly Consolidated Financial Report (Three Months Ended June 30, 2003) dated August 21, 2003 [summary English translation].

(q) Consolidated Interim Financial Report (Six Months Ended September 30, 2003) dated November 25, 2003 [summary English translation].

II. Documents for which Brief Descriptions In English Are Submitted Herewith

1. <u>Requirements of Japanese Law</u>

(a) Semi-Annual Securities Report for the 17th Term, dated December 18, 2003.

Semi-Annual Securities Report filed with the Director of Kanto Local Finance Bureau pursuant to article 24-5 of the Securities and Exchange Law of Japan ("Securities and Exchange Law") stating the results for the relevant semi-annual period.

Rule 12g-3-2(b) File No.82-4998
Document 1-(a)

PRESS RELEASE 04 JAN 12 7:21

July 10, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notice Relating to Stock Option Plan by the Method of Subscription Rights for New Shares

Hikari Tsushin, Inc. announced that the details of the issuance of the subscription rights for new shares as a stock option plan pursuant to the provisions of Articles 280-20 and 280-21 of the commercial code and the resolution of the 15th Annual Shareholders Meeting of the company held on June 24, 2003.

1. Issue date of subscription rights for new shares:	July 10, 2003
2. Total number of subscription rights for new shares:	2,922 (100 shares per subscription right)
3. Issue price of subscription rights for new shares:	Issued without consideration
4. Type and number of the shares to be issued in connection with the subscription rights for new shares:	292,200 shares of common stock
5. Amount to be paid in upon exercise of subscription rights for new shares:	772,869,000 Yen (2,645Yen per share)
6. Exercise period of subscription rights:	From July 10, 2005 to July 9, 2008

7. Conditions of exercising subscription rights for new shares
   a. If the group members who were granted subscription rights for new shares the right holders ceased to be director or employees of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director or employees of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing position.
   b. Subscription rights for new shares can be inherited in case of the death of individual granted the subscription rights.
   c. Subscription rights cannot be pledged.
   d. Other conditions for exercise of subscription right shall be determined on the contracts to be entered by individuals to be granted subscription rights.

8. Amount transferred into paid-in capital from the issue price of shares, in case new shares of common stock are issued upon exercise of subscription rights:
   386,580,600 Yen (1,323 Yen per share)

9. Restriction on transfer of subscription rights for new shares:
   Transfer of subscription rights for new shares shall require an approval of the Board of Director of the Company.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1-(b)

PRESS RELEASE

July 28, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Lawsuit against Shinchosha Co., ruled in favor of Hikari Tsushin, Inc.

On July 25, 2003, Tokyo District Court ruled the lawsuit against Shinchosha Co. in favor of Hikari Tsushin and its CEO Yasumitsu Shigeta, who filed the lawsuit. on March 2001, seeking indemnification for damage caused by groundless articles published by Shinchosha.

Shinchosha, on its magazines "Shukan Shincho" and "FOCUS", published articles describing as if Hikari Tsushin and its CEO Shigeta engaged in stock price manipulation of Hikari's subsidiary Crayfish Co., Ltd and business of sex industry. Hikari Tsushin and its CEO claimed that those articles were groundless and filed a lawsuit against Shinchosha for libel caused by the articles.

On July 25, 2003, Tokyo District Court found that those articles has no basis in fact and ordered Shinchosha to pay JPY660 million to Hikari and Shigeta as indemnification for damage caused by the articles.

# # #

PRESS RELEASE

August 1, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3719

Monthly Business Report: June 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during June 2003 was 100,300 (New subscriptions: 48,100, Changing/replacing handsets: 52,200), a 21.9% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of May 2003 was 2,858,300, decreased by 24,300 (0.8%) from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/04	116,500 (135.2%)	60,000	56,500
2003/05	98,200 (121.2%)	49,000	49,200
2003/06	100,300 (121.9%)	48,100	52,200
Total (Q1)	315,000 (126.2%)	157,100	157,900

(Mobile phone subscriptions retained)

2003/03	2,899,200
2003/04	2,882,600
2003/05	2,858,300

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 459 at the end of June. The number of specialized shops selling products of a specific carrier was 273 and the number of non-specialized shops selling products of more than one carrier was 186 shops.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/04	462	188	48	62	2	59	103
2003/05	457	164	47	62	2	58	124
2003/06	459	162	47	62	2	60	126

3. Investments

At the end of June 2003, the market value of marketable securities held by Hikari Tsushin increased to 13,279 million yen and unrealized gain totaled 8,219 million yen mainly due to an increase in Crayfish's share price.

	Market Value	Unrealized Profit
2003/03E	7,477	2,346
2003/06E	13,279	8,219

(¥ million)

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

# # #

PRESS RELEASE

August 22, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.

Hikari Tsushin, Inc, Raises Stake in Crayfish Co., Ltd

Hikari Tsushi today announced that it acquired 1500 shares of Crayfish to further strengthen ties between the companies.

1. Background

Crayfish earned a positive net income for FY2002 principally through restructuring its operations and since then it has generated stable earnings from its rental server business. In June 2003, Crayfish reached a memorandum of understanding with the plaintiffs in its class action lawsuits to avoid further significant litigation related costs. In addition, Crayfish has determined that its excessively large capital compared to the size of current business be distributed to the shareholders.

Under such circumstances, Hikari Tsushin acknowledges that it is in the group's interest to raise stake in Crayfish so that group companies can pursue business synergy more actively with Crayfish or among them.

2. Summary of share acquisition

Type and number of share acquired:	1500 shares of Crayfish's common stock
Acquiring price:	¥285,000 per share (or closing price on August 21, 2003 at TSE Mothers)
Acquiring date:	August 22, 2003
Acquiring method:	Trough TSE's ToSTNET-1
Change in stake	Before acquisition: 6,869 shares (66.9%) After acquisition: 8,369 shares (81.5%)

Note: Hikari Tsushin group's stake in Crayfish, excluding stakes of funds operated by a subsidiary, has increased to 8,411 shares (81.9&).

# # #

Rule 12g-3-2(b) File No.82-4998

Document 1-(e)

PRESS RELEASE

September 4, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: July 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during July 2003 was 100,700 (New subscriptions: 47,300, Changing/replacing handsets: 53,400), a 19.5% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of June 2003 was 2,810,100, decreased by 48,200 (1.7%) from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/05	98,200 (121.2%)	49,000	49,200
2003/06	100,300 (121.9%)	48,100	52,200
2003/07	100,700 (119.5%)	47,300	53,400

(Mobile phone subscriptions retained)

2003/04	2,882,600
2003/05	2,858,300
2003/06	2,810,100

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 459 at the end of July. The number of specialized shops selling products of a specific carrier was 272 and the number of non-specialized shops selling products of more than one carrier was 187 shops.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/05	457	164	47	62	2	58	124
2003/06	459	162	47	62	2	60	126
2003/07	459	161	47	62	2	60	127

3. Investments

At the end of July 2003, the market value of marketable securities held by Hikari Tsushin increased to 12,998 million yen and unrealized gain totaled 8,028 million yen mainly due to an increase in Crayfish's share price.

(¥ million)

	Market Value	Unrealized Profit
2003/03E	7,477	2,346
2003/07E	12,998	8,028

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1-(f)

PRESS RELEASE

September 16, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Hikari Tsushin Relocated Corporate Headquarters

On September 16, 2003, Hikari Tsuhsin, Inc. relocated its headquarters. New headquarters building houses most of business divisions and subsidiaries that were located separately before and brings closer coordination among different divisions in the group. Also, the new headquarters provides space for future expansion of businesses.

New address is:

New address	Old address
1-16-15, Minami-Ikebukuro, Toshima-ku Tokyo 171-0022 Telephone: 03-5951-5151 (no change)	2-29-16, Nishi-Ikebukuro, Toshima-ku, Tokyo 171-0021 Telephone:03-5951-5151

# # #

PRESS RELEASE

Rule 12g-3-2(b) File No.82-4998

Document 1 - (7)

September 16, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Personnel Change

The company announced that Koji Yamamoto, Director, proposed to will resign as director at the end of September, 2003 and the company has accepted his request today. Yamamoto continues to serve his current position as director of IE Group, Hikari Tsushin's subsidiary.

# # #

PRESS RELEASE

October 2, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: August 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during August 2003 was 103,500 (New subscriptions: 45,300, Changing/replacing handsets: 58,200), a 26.2% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of July 2003 was 2,773,200, decreased by 36,900 (1.3%) from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/06	100,300 (121.9%)	48,100	52,200
2003/07	100,700 (119.5%)	47,300	53,400
2003/08	103,500 (126.2%)	45,300	58,200

(Mobile phone subscriptions retained)

2003/05	2,858,300
2003/06	2,810,100
2003/07	2,773,200

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 450 at the end of August. Non-specialized shops decreased by 9 (2 Roadside shops and 7 In-shops).

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/06	459	162	47	62	2	60	126
2003/07	459	161	47	62	2	60	127
2003/08	450	161	47	62	2	58	120

3. Investments

At the end of August 2003, the market value of marketable securities held by Hikari Tsushin was 2,887 million yen and unrealized gain totaled 2,742 million yen, excluding its subsidiary Crayfish Co., Ltd *(note2)*.

	Market Value	Unrealized Profit
2003/03E	7,477	2,346
2003/08E	2,887	2,742

(¥ million)

Note1: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

Note2: Crayfish distributed to its shareholders as of August 18, 2003 of a cash dividend at 140,000 yen per share in connection with its capital reduction. As of August 18, 2003, Hikari Tsushin owned 6,869 shares of Crayfish common stock.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1-(1)

PRESS RELEASE

November 4, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: September 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during September 2003 was 86,900 (New subscriptions: 41,000, Changing/replacing handsets: 45,900), a 13.2% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of August 2003 was 2,729,200, decreased by 44,000 (1.6%) from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/07	100,700 (119.5%)	47,300	53,400
2003/08	103,500 (126.2%)	45,300	58,200
2003/09	86,900 (113.0%)	41,000	45,900

(Mobile phone subscriptions retained)

2003/06	2,810,100
2003/07	2,773,200
2003/08	2,729,200

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 446 at the end of September. Specialized shops decreased by 4. Roadside non-specialized shops decreased by 1 and In-shop non-specialized shops increased by 1.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/07	459	161	47	62	2	60	127
2003/08	450	161	47	62	2	58	120
2003/09	446	158	46	62	2	57	121

3. Investments *(note1)*

At the end of September 2003, the market value of marketable securities held by Hikari Tsushin was 2,887 million yen and unrealized gain totaled 2,742 million yen, excluding its subsidiary Crayfish Co., Ltd *(note2)*.

(¥ million)

	Market Value	Unrealized Profit
2003/03E	7,477	2,346
2003/09E	3,961	3,827

Note1: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

Note2: Crayfish distributed to its shareholders a cash dividend at 140,000 yen per share in connection with its capital reduction.
At the end of September 2003, the value of Crayfish's shares held by Hikari Tsushin was 3,104 million yen and its unrealized gain was 2,676 million yen.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1-(j)

PRESS RELEASE

November 18, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Hikari Tsushin Group to Start Official Ezweb "CHAKU-UTA" Service

Five Any, Inc., Hikari Tsushin, Inc.'s subsidiary, will start an official Ezweb site to provide "CHAKU-UTA" service on November 20, 2003 in cooperation with Music Wave Co., Ltd.

The new site, Groove-mix (www.grove-mix.com), specializes in club sound "CHAKU-UTA", which allows users to download songs in their original format as released by music distributors and to set these songs as the ringer tone on mobile phones.

Hikari Tsushin Group will market Groove-mix through its sales network of 158 au shops and 178 multi-brand shops all over Japan as well as record shops and clubs. A user can download 3 songs for monthly fees of 315 yens and additional songs for 105 yens per song.

# # #

PRESS RELEASE

November 25, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notice Relating to Stock Option Plan by the Method of Subscription Rights for New Shares

Hikari Tsushin, Inc. announced to issue the subscription rights for new shares as a stock option plan pursuant to the provisions of Articles 280-20 and 280-21 of the commercial code and the resolution of the 16th Annual Shareholders Meeting of the company held on June 24, 2003.

The details of stock option are as followed:

1. Issue date of subscription rights for new shares:	December 2, 2003
2. Total number of subscription rights for new shares:	4,955 (100 shares per subscription right)
3. Issue price of subscription rights for new shares:	Issued without consideration
4. Type and number of the shares to be issued in connection with the subscription rights for new shares:	495,500 shares of common stock
5. Amount to be paid in upon exercise of subscription rights for new shares:	To be announced *(note)*
6. Exercise period of subscription rights:	From December 2, 2005 to December 1, 2008
7. Amount incorporated into paid-in capital upon exercise of subscription rights:	To be announced *(note)*

8. Conditions of exercising subscription rights for new shares
   a. If the holders of subscription rights for new shares ceased to be director, employees or advisors of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director, employees or advisors of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing position.
   b. Subscription rights for new shares can be inherited in case of the death of individual granted the subscription rights.
   c. Subscription rights can not be pledged.
   d. Other conditions for exercise of subscription right shall be determined on the contracts to be entered by individuals to be granted subscription rights.

9. Restriction on transfer of subscription rights for new shares:

Transfer of subscription rights for new shares shall require an approval of the Board of Director of the Company.

(note) The exercise price of subscription right is to be the larger of either the closing price of common share traded on TSE on December 2, 2003 or 105% of the average of each closing price in November 2003.

# # #

Rule 12g3-2(b) File No.82-4998
Document 1-(l)

PRESS RELEASE

November 25, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Revision of Business Performance Forecasts for FY2003

Hikari Tsushin announced today that it revised its business forecasts for the Fiscal Year ending March 31, 2004, previously released on May 28, 2003. The following tables summarize the revision of business forecasts.

1. Consolidated Forecasts for Fiscal Year ending March 31, 2004 (Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Interim Forecast (a)	72,000	6,500	3,500	1,500
Interim Results (b)	74,570	8,832	7,529	3,718
Change (b—a)	2,570	2,332	4,029	2,218
Variance (%)	3.5%	35.8%	115.1%	147.8%
Previous FY Forecast (A)	150,000	14,000	8,000	4,000
Revised FY Forecast (B)	150,000	17,500	14,000	7,000
Change (B-A)	0	3,500	6,000	3,000
Variance (%)	0.0%	25.0%	75.0%	75.0%
Previous FY Results	124,105	10,269	3,403	△7,922

2. Non-consolidated Forecasts for Fiscal Year ending March 31, 2004 (Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Interim Forecast (a)	17,000	3,100	2,200	600
Interim Results (b)	17,340	3,116	2,614	2,709
Change (b—a)	340	16	414	2,109
Variance (%)	2.0%	0.5%	18.8%	351.5%
Previous FY Forecast (A)	35,000	6,300	4,700	1,400
Revised FY Forecast (B)	35,000	6,300	5,000	3,000
Change (B-A)	0	0	300	1,600
Variance (%)	0.0%	0.0%	6.3%	114.2%
Previous FY Results	31,791	6,232	4,017	△7,686

3.Reason for the Revision

Profitability of SHOP business, mainly sales of cellular phone, has improved because of closing unprofitable shops and reducing operational costs of shops. Profitability of Enterprise business has also improved because of restructuring franchise channel and focusing more on direct sales while maintaining its sales volume stable. In addition, demands from existing clients for Internet related services and business support services are increasing. As results, Net sales are expected as initially forecasted while Operating income is expected to be 17.5 billion yen, an increase of 25% over the previous forecast.

In addition to the increase in Operating income forecast, 1.6 billion yen of Gain on sales of securities was recorded in the first half; therefore Net income for the year is expected to be 7 billion yen, an increase of 75% over the previous forecast

# # #

PRESS RELEASE

December 2, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.

Confirmation of the amount to be paid in upon exercise of subscription rights for new shares

Hikari Tsushin, Inc. announced to confirm the amount to be paid in upon exercise of subscription rights for new shares as a stock option plan announced November 25, 2003 pursuant to the provision s of Articles 280-20 and 280-21 of the commercial code.

1. Amount to be paid in upon exercise of subscription rights for new shares:
   26,360,060,000 yen (5,320 yen per share)
2. Amount transferred into paid-in capital from the issue price of shares, in case new shares of common stock are issued upon exercise of subscription rights:
   13,180,030,000 yen (2,660 yen per share)

Reference:

1. Issue date of subscription rights for new shares:	December 2, 2003
2. Total number of subscription rights for new shares:	4,955 (100 shares per subscription right)
3. Issue price of subscription rights for new shares:	Issued without consideration
4. Type and number of the shares to be issued in connection with the subscription rights for new shares:	495,500 shares of common stock
5. Exercise period of subscription rights:	From December 2, 2005 to December 1, 2008

6. Conditions of exercising subscription rights for new shares
   a. If the holders of subscription rights for new shares ceased to be director, employees or advisors of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director, employees or advisors of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing position.
   b. Subscription rights for new shares can be inherited in case of the death of individual granted the subscription rights.
   c. Subscription rights can not be pledged.
   d. Other conditions for exercise of subscription right shall be determined on the contracts to be entered by individuals to be granted subscription rights.

7. Restriction on transfer of subscription rights for new shares:

Transfer of subscription rights for new shares shall require an approval of the Board of Director of the Company.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1 - (n)
December 5, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: October 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during October 2003 was 90,600 (New subscriptions: 39,700, Changing/replacing handsets: 50,900), a 0.6% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of September 2003 was 2,680,100, decreased by 1.8% from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/08	103,500 (126.2%)	45,300	58,200
2003/09	86,900 (113.0%)	41,000	45,900
2003/10	90,600 (100.3%)	39,700	50,900

(Mobile phone subscriptions retained)

2003/07	2,773,200
2003/08	2,729,200
2003/09	2,680,100

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 444 at the end of October.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/08	450	161	47	62	2	58	120
2003/09	446	158	46	62	2	57	121
2003/10	444	156	46	64	2	58	118

3. Investments

At the end of October 2003, the market value of marketable securities held by Hikari Tsushin was 4,599 million yen and unrealized gain totaled 4,490 million yen, excluding its subsidiary Crayfish Co., Ltd *(reference).*

(¥ million)

	Market Value	Unrealized Profit
2003/09E	3,961	3,827
2003/10E	4,599	4,490

Note1: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

(Reference: Value of Crayfish's shares held by Hikari Tsushin)

(¥ million)

	Market Value	Unrealized Profit
2003/10E	5,347	4,920

# # #

PRESS RELEASE

November 25, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Redemption of No.6 Unsecured Bonds

Hikari Tsushin, Inc. announced today that it redeemed its No.6 Unsecured Bonds, which remaining balance was 23.9 billion Japanese yen as of the end of September 2003. After this redemption, the balance of interest-bearing debts that peaked over 230 billion Japanese yen in April 2000 stands at approximately 6 billion Japanese yen including of 3.6 unsecured bonds and 2.3 bank borrowings.

The company now has completed its plan of reducing interest-bearing debts. From now on, the company will secure enough liquidity for its business volume mainly from operating cash flows and maintain sound financial standing.

(Reference: list of remaining bonds)

	Issue date	Due date	Interest	Remaining balance (As of Dec. 24, 2003)
No.4 unsecured bonds	November 24, 1999	November 24, 2004	1.75%	300 million JPY
No.5 unsecured bonds	November 24, 1999	November 24, 2006	2.35%	3,300 million JPY
No.6 unsecured bonds	December 24, 1999	December 24, 2003	1.70%	—

# # #

Quarterly Consolidated Financial Report — Three Months Ended June 30, 2003

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Corporate Headquarters: 2-29-6 Nishi-ikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 5951-3709

Quarterly Consolidated Financial Summary (April 1, 2003 ～ June 30, 2003)

(1) Quarterly Consolidated Operating Results

	Sales (%: Change over previous year)	Operating Income (%: Change over previous year)	Ordinary Income (%: Change over previous year)
	Millions of yen	Millions of yen	Millions of yen
FY 2004 Q1	39,545 (—)	4,116 (—)	2,033 (—)
FY 2003	124,105 (—)	10,269 (—)	3,403 (—)

	Net Income (% Change)	Net Income Per Share	Diluted Net Income Per Share
	Millions of yen	Yen	Yen
FY 2004 Q1	1,104 (—)	20. 50	18. 86
FY 2003	(7,922) (—)	(171. 13)	—

(Note)
① Investment Loss on Equity Method: FY2004Q1: -175 million yen FY2003: -2,102 million yen
② Weighted-Average Number of Common Shares Outstanding: FY2004Q1: 53,875,174 FY2003: 46,295,451

(2) Quarterly Consolidated Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity /Total Assets	Shareholders' Equity Per Share
	Millions of yen	Millions of yen	%	Yen
FY 2004 Q1	115,963	59,984	51.7	1,045. 76
FY 2003	122,078	53,028	43.4	1,026. 45

(Note) Number of consolidated outstanding shares:
June 30, 2003: 57,360,137 shares March 31, 2003: 51,661,825 shares

(3) Quarterly Consolidated Statement of Cash Flows

	Cash Flows in Ordinary Operations	Cash Flows in Investment Activities	Cash Flows in Financial Activities	Cash and its Equivalent Balance at the End of Period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY 2004 Q1	3,466	(327)	(5,710)	27,096
FY 2003	8,180	5,819	(39,783)	29,669

(4) Regarding the Applicability of Consolidated Accounting and Equity Method (As of June 30, 2003)
Consolidated Subsidiaries: 24 Non -consolidated subsidiaries applied on equity method: 2
Affiliates applied on equity method: 8

(5) Change in the Applicability of Consolidated Accounting and Equity Method (Compared to March 31, 2003)
Consolidated: new 1 exception 1 Equity Method: new 0 exception 0

Estimates of Consolidated Business Performance (FY 2004: April 1, 2003～March 31, 2004)

	Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim	17,000	3,100	2,200	600
Annual	35,000	6,300	4,700	1,400

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

Quarterly Consolidated Financial Statements

Quarterly Consolidated Balance Sheet

(Millions of Yen)

	FY 2004 Q1 (As of June 30, 2003)			FY 2003 (As of March 31, 2003)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
ASSETS			%			%
I Current Assets						
1. Cash and Bank Deposits		28,640			31,209	
2. Notes and Accounts Receivable–Trade		14,847			16,545	
3. Inventories		2,251			2,580	
4. Other Current Assets		3,845			4,825	
5. Allowance for Doubtful Accounts		(440)			(1,302)	
Total Current Assets		49,144	42.4		53,857	44.1
II Fixed Assets						
1. Property and Equipments		5,383	4.6		5,498	4.5
2. Intangible Assets						
(1)Consolidated Adjustment Accounts		904			981	
(2)Other intangible Assets		1,138			1,281	
Total Intangible Assets		2,042	1.8		2,263	1.9
3. Investments and Other Assets						
(1)Investment Securities		26,803			27,543	
(2)Investments in Capital		9,189			10,696	
(3)Lease Deposits		4,208			3,771	
(4)Delinquent Receivables		7,973			8,741	
(5)Differed Income Taxes		26,414			26,425	
(6)Other Investments		5,279			5,482	
(7)Allowance for Loss on Investments		(13,476)			(14,212)	
(8)Allowance for Doubtful Accounts		(7,001)			(7,987)	
Total Investments and Other Assets		59,392	51.2		60,460	49.5
Total Fixed Assets		66,819	57.6		68,221	55.9
TOTAL ASSETS		115,963	100.0		122,078	100.0

(Millions of Yen)

	FY 2004 Q1 (As of June 30, 2003)		FY 2003 (As of March 31, 2003)	
	Amount	Comp. Ratio	Amount	Comp. Ratio
LIABILITIES		%		%
I Current Liabilities				
1. Notes and Accounts Payable-Trade	12,000		12,523	
2. Short-term Borrowings	2,651		3,094	
3. Current Portion of Bonds	23,947		28,736	
4. Accrued Bonuses	468		583	
5. Other Current Liabilities	6,362		7,160	
Total Current Liabilities	45,430	39.2	52,098	42.7
II Long-term Liabilities				
1. Bonds	3,600		3,600	
2. Convertible Bonds	—		5,480	
3. Long-term Borrowings	1,298		1,861	
4. Retirement Benefits for Directors and Auditors	79		76	
5. Other Long-term Liabilities	118		233	
Total Long-term Liabilities	5,096	4.4	11,251	9.2
TOTAL LIABILITIES	50,526	43.6	63,349	51.9
MINORITY INTERESTS	5,451	4.7	5,700	4.7
SHAREHOLDERS' EQUITY				
I Common Stock	53,284	46.0	50,542	41.4
II Additional Paid-in Capital	24,276	21.0	29,220	23.9
III Retained Earnings (Accumulated Losses)	(19,954)	(17.2)	(28,745)	(23.5)
IV Net Unrealized Holding Gains on Securities	2,178	1.8	1,808	1.5
V Foreign Currency Translation Adjustments	205	0.1	205	0.1
VI Treasury Stock, at cost	(5)	(0.0)	(3)	(0.0)
TOTAL SHAREHOLDERS' EQUITY	59,984	51.7	53,028	43.4
TOTAL LIABILITIES, MINORITY INTERESTS, AND SHAREHOLDERS' EQQUITY	115,963	100.0	122,078	100.0

Quarterly Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2004 Q1 (April 2003 ~ June 2003)			FY 2003 (April 2002 ~ March 2003)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
			%			%
I **Net Sales**		39,545	100.0		124,105	100.0
II **Cost of Sales**		21,998	55.6		68,821	55.5
Gross Profit		17,546	44.4		55,284	44.5
III **Selling, General and Administrative Expenses**						
1. Sales Commissions	5,340			14,937		
2. Salaries	3,700			13,192		
3. Rental Expenses	641			3,071		
4. Depreciation Expenses	249			1,043		
5. Other Expenses	3,498	13,429	34.0	12,770	45,015	36.2
Operating Profit		4,116	10.4		10,269	8.3
IV **Non-operating Income**		202	0.5		2,749	2.2
V **Non-operating Expenses**						
1. Interest Expense	155			1,026		
2. Equity in Net Loss of Affiliates	175			2,102		
3. Loss on Investments in Capital	1,373			3,857		
4. Others Non-operating Income	581	2,286	5.8	2,629	9,615	7.8
Ordinary Income		2,033	5.1		3,403	2.7
VI **Extra-ordinary Income**		258	0.7		3,045	2.5
VII **Extra-ordinary Losses**						
1. Litigation Settlement	1,018			—		
2. Other Extra-ordinary Losses	198	1,216	3.1	13,473	13,473	10.9
Net Income (Loss) Before Taxes and minority Interests		1,074	2,7		(7,024)	(5.7)
Taxes		162	0.4		665	0.5
Minority Interests (Loss)		(192)	(0.5)		232	0.2
Net Income (Loss)		1,104	2.8		(7,922)	(6.4)

August 21, 2003

Quarterly Non-Consolidated Financial Report - Three Months Ended June 30, 2003

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Corporate Headquarters: 2-29-16 Nishi-Ikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3709

Quarterly Non-Consolidated Financial Statement (April 1. 2003 ～ June 30, 2003)

(1) Quarterly Non-Consolidated Operating Results

	Sales (%: Change over previous year)	Operating Income (%: Change over previous year)	Ordinary Income (%: Change over previous year)
	Millions of yen	Millions of yen	Millions of yen
FY 2004 Q1	8,740 (—)	1,639 (—)	405 (—)
FY 2003	31,791 (—)	6,232 (—)	4,017 (—)

	Net Income (% Change)	Net Income Per Share	Diluted Net Income Per Share
	Millions of yen	Yen	Yen
FY 2004 Q1	683 (—)	12. 68	11.67
FY 2003	(7,686) (—)	(166. 00)	—

(Note)
Weighted-Average Number of Common Shares Outstanding : FY2004Q1: 53,875,174 FY2003: 46,303,401

(2) Quarterly Non-Consolidated Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity /Total Assets	Shareholders' Equity Per Share
	Millions of Yen	Millions of Yen	%	Yen
FY 2004 Q1	122,203	80,954	66. 3	1,411. 34
FY 2003	123,579	74,505	60. 3	1,442. 17

(Note)
① Common Stock Issued and Outstanding: June 30, 2003: 57,360,137 March 31, 2003: 51,661,825
② Treasury Stock: June 30, 2003: 4,405 March 31, 2003: 3,056

Estimates of Non-Consolidated Business Performance (FY 2004: April 1, 2003～March 31, 2004)

	Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim	17,000	3,100	2,200	600
Annual	35,000	6,300	4,700	1,400

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

Quarterly Non-Consolidated Financial Statements

Quarterly Non-Consolidated Balance Sheet

(Millions of Yen)

	FY 2004 Q1 (As of June 30, 2003)		FY 2003 (As of March 31, 2003)	
	Amount	Comp. Ratio	Amount	Comp. Ratio
ASSETS		%		%
I **Current Assets**				
1. Cash and Bank Deposits	2,816		3,432	
2. Notes and Accounts Receivable–Trade	2,880		4,270	
3. Inventories	299		216	
4. Accounts Receivable-Other	3,813		2,572	
5. Other Current Assets	3,780		2,505	
6. Allowance for Doubtful Accounts	(129)		(83)	
Total Current Assets	13,462	11.0	12,913	10.4
II **Fixed Assets**				
1. Property and Equipments	3,797	3.1	3,830	3.1
2. Intangible Assets	582	0.5	620	0.5
3. Investments and Other Assets				
(1)Investment Securities	83,784		83,989	
(2)Investments in Capital	9,134		10,627	
(3)Long-term Loans	16,538		17,839	
(4)Lease Deposits	3,102		2,641	
(5)Delinquent Receivables	7,944		8,732	
(6)Differed Income Taxes	25,533		26,515	
(7)Other Investments	1,578		1,638	
(8)Allowance for Loss on Investments	(34,517)		(35,231)	
(9)Allowance for Doubtful Accounts	(8,737)		(9,538)	
Total Investments and Other Assets	104,361	85.4	106,214	86.0
Total Fixed Assets	108,740	89.0	110,665	89.6
TOTAL ASSETS	122,203	100.0	123,579	100.0

(Millions of Yen)

	FY 2004 Q1 (As of June 30, 2003) Amount	Comp. Ratio	FY 2003 (As of March 31, 2003) Amount	Comp. Ratio
LIABILITIES		%		%
I Current Liabilities				
1. Notes and Accounts Payable-Trade	920		1,677	
2. Short-term Borrowings	7,317		2,882	
3. Current Portion of Bonds	23,947		28,736	
4. Accrued Bonuses	138		159	
5. Other Current Liabilities	3,186		3,834	
Total Current Liabilities	35,509	29.0	37,289	30.2
II Long-term Liabilities				
1. Bonds	4,048		4,048	
2. Convertible Bonds	—		5,480	
3. Long-term Borrowings	1,150		1,700	
4. Retirement Benefits for Directors and Auditors	79		76	
5. Other Long-term Liabilities	460		479	
Total Long-term Liabilities	5,739	4.7	11,784	9.5
TOTAL LIABILITIES	41,248	33.7	49,074	39.7
SHAREHOLDERS' EQUITY				
I Common Stock	53,284	43.6	50,542	40.9
II Additional Paid-in Capital	24,829	20.3	29,773	24.1
III Retained Earnings (Accumulated Losses)	685	0.6	(7,686)	(6.2)
IV Net Unrealized Holding Gains on Securities	2,160	1.8	1,878	1.5
VI Treasury Stock, at cost	(5)	(0.0)	(3)	(0.0)
TOTAL SHAREHOLDERS' EQUITY	80,954	66.3	74,505	60.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQQUITY	122,203	100.0	123,579	100.0

Quarterly Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2004 Q1 (April 2003 ~ June 2003)			FY 2003 (April 2002 ~ March 2003)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
			%			%
I **Net Sales**		8,740	100.0		31,791	100.0
II **Cost of Sales**		3,087	35.3		11,557	36.4
Gross Profit		5,652	64.7		20,234	63.6
III **Selling, General and Administrative Expenses**						
1. Sales Commissions	2,349			8,134		
2. Salaries	479			1,892		
3. Rental Expenses	326			1,325		
4. Depreciation Expenses	96			502		
5. Other Expenses	761	4,013	46.0	2,147	14,002	44.0
Operating Profit		1,639	18.7		6,232	19.6
IV **Non-operating Income**		655	7.5		3,816	12.0
V **Non-operating Expenses**						
1. Interest Expense	153			896		
2. Loss on Investments in Capital	1,373			3,857		
3. Others Non-operating Income	361	1,888	21.6	1,275	6,031	19.0
Ordinary Income		405	4.6		4,017	12.6
VI **Extra-ordinary Income**		1	0.0		2,252	7.1
VII **Extra-ordinary Losses**						
1. Litigation Settlement	236			—		
2. Other Extra-ordinary Losses	24	261	3.0	13,861	13,861	43.6
Net Income (Loss) Before Taxes		146	1.6		(7,591)	(23.9)
Taxes		(537)	(6.2)		94	0.3
Net Income (Loss)		683	7.8		(7,686)	(24.2)

Consolidated Interim Financial Report

Six Months Ended September 30, 2003

Nov. 25, 2003

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3709

1. Summary of Consolidated Financial Statement (April 1, 2003 ~ September 30, 2003)

(1) Consolidated Operating Results (Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)		Operating Profit (%: Change over previous year)		Ordinary Profit (%: Change over previous year)	
Interim 2004	74,570	(125.2%)	8,832	(190.2%)	7,529	(373.5%)
Interim 2003	59,586	(—)	4,644	(—)	2,016	(—)
FY 2003	124,105	(—)	10,269	(—)	3,403	(—)

	Net Income (%: Change over previous year)		Net Income Per Share	Diluted Net Income Per Share
	Millions of yen		Yen	Yen
Interim 2004	3,718	(—)	66.84	63.80
Interim 2003	(1.579)	(—)	(34. 43)	—
FY 2003	(16,115)	(—)	(429. 45)	—

① Equity in net losses of affiliates: Interim2004: 154 million, Interim2003: 1,494 million yen, FY2003: 2,109 million yen

② Weighted-Average Number of Common Shares Outstanding (consolidated): Interim2004: 55,630,244 Interim2003: 45,869,109 FY2002: 37,526,352

③ Change in Accounting Procedure: Yes

(2) Consolidated Financial Conditions (Millions of Yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets (%)	Shareholders' Equity Per Share
			%	Yen
Interim 2004	113,250	62,779	55.4	1,094. 16
Interim 2003	148,086	53,764	36.3	1,161. 62
FY 2003	122,078	53,028	43.4	1,026. 45

Common Stock Issued and Outstanding: Sept.30 2003: 57,376,389 Sept.30, 2002: 46,284,388
March 31, 2003: 51,661,825

(3) Consolidated Statement of Cash Flows (Millions of Yen, Except Per Share Data)

	Cash Flows in Ordinary Operations	Cash Flows in Investment Activities	Cash Flows in Financial Activities	Cash and its Equivalent Balance at the End of Period
Interim 2004	9,284	1,513	(11,354)	29,061
Interim 2003	4,382	3,677	(20,651)	42,798
FY 2002	8,180	5,819	(39,783)	29,669

(4) Regarding the Applicability of Consolidated Accounting and Equity Method
Consolidated Subsidiaries: 26 Non-consolidated subsidiaries applied on equity method: 2
Consolidated subsidiaries applied on equity method: 6

(5) Transfer in the Applicability of Consolidated Accounting and Equity Method
Consolidated new 3 exception 1 Equity Method new 0 exception 2

2. Estimates of Consolidated Business Performance (April 1, 2003 ~ March 31, 2004)

(Millions of Yen)

	Sales	Operating Profit	Ordinary Profit	Net Income
Annual	150,000	17,500	14,000	7,000

(Reference) Expected net income per share (Annual): 125. 83

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from Information that is available to it currently, and involve a number of risks and uncertainties. Actual results may May differ significantly from these "forward-looking" statements.

Consolidated Balance Sheets

(Millions of yen)

	Interim 2003 As of September 30, 2002			Interim 2004 As of September 30, 2003			Fiscal Year 2003 As of March 31, 2002		
	Amount		Comp. Ratio	Amount		Comp. Ratio	Amount		Comp. Ratio
ASSETS			%			%			%
I Current Assets									
1. Cash and Bank Deposits		45, 391			30, 613			31, 209	
2. Notes and Accounts Receivable – trade		13, 008			14, 794			16, 545	
3. Short-term Investments		2, 025			340			431	
4. Inventories		1, 812			2, 378			2, 580	
5. Other Current Assets		3, 954			3, 954			4, 394	
6. Allowance for Doubtful Accounts		(243)			(440)			(1, 302)	
Total Current Assets		65, 947	44. 5		51, 641	45. 6		53, 857	44. 1
II Fixed Assets									
1. Tangible Assets		5, 995	4. 1		5, 355	4. 7		5, 498	4. 5
2. Intangible Assets									
(1) Consolidated Goodwill		2, 623			946			981	
(2) Other Intangible Assets		1, 406			1, 209			1, 281	
Total Intangible Assets		4, 029	2. 7		2, 156	1. 9		2, 263	1. 9
3. Investment and Other Assets									
(1) Investment Securities		34, 462			25, 821			27, 543	
(2) Investments in Capital		12, 787			8, 838			10, 696	
(3) Delinquent Receivables		11, 965			—			8, 741	
(4) Claims under Bankruptcy		599			—			1, 520	
(5) Bankrupt credits		—			6, 723			—	
(6) Deferred Income Taxes		26, 424			22, 901			26, 425	
(7) Other Assets		8, 933			7, 518			7, 733	
(8) Allowance for Loss on Investments		(14, 120)			(10, 793)			(14, 212)	
(9) Allowance for doubtful accounts		(8, 940)			(6, 914)			(7, 987)	
Total Investments and Other Assets		72, 113	48. 7		54, 096	47. 8		60, 460	49. 5
Total Fixed Assets		82, 138	55. 5		61, 608	54. 4		68, 221	55. 9
Total Assets		148, 086	100. 0		113, 250	100. 0		122, 078	100. 0

(Millions of yen)

	Interim 2003 As of September 30, 2002		Interim 2004 As of September 30, 2003		Fiscal Year 2003 As of March 31, 2002	
	Amount	Comp. Ratio	Amount	Comp. Ratio	Amount	Comp. Ratio
Liabilities		%		%		%
I Current Liabilities						
1. Accounts Payable-trade	11, 767		11, 442		12, 523	
2. Short-term Bank Borrowings	4, 693		2, 366		3, 094	
3. Current Portion of Bonds	25, 700		23, 947		28, 736	
4. Accrued Bonuses	285		500		583	
5. Other Current Liabilities	7, 801		7, 367		7, 160	
Total Current Liabilities	50, 248	34. 0	45, 624	40. 3	52, 098	42. 7
II Long-term Liabilities						
1. Bonds	34, 949		3, 600		9, 080	
2. Long-term Borrowings	3, 272		614		1, 861	
3. Retirement benefits for Employees	8		—		—	
4. Retirement Benefits for Directors and Corporate Auditors	70		78		76	
5. Other Lon-term Liabilities	197		95		233	
Total Long-term Liabilities	38, 497	26. 0	4, 388	3. 9	11, 251	9. 2
Total Liabilities	88, 746	60. 0	50, 013	44. 2	63, 349	51. 9
Minority Interests	5, 575	3. 7	457	0. 4	5, 700	4. 7
Shareholders' Equity						
I Common Stock	47, 624	32. 2	53, 294	47. 1	50, 542	41. 4
II Additional Paid-in Capital	26, 302	17. 7	24, 288	21. 4	29, 220	23. 9
III Accumulated Deficit	(22, 409)	(15. 1)	(17, 340)	(15. 3)	(28, 745)	(23. 5)
IV Net unrealized holding gains on securities	1, 980	1. 3	2, 422	2. 1	1, 808	1. 5
V Foreign Currency Translation Adjustments	273	0. 2	121	0. 1	205	0. 1
VI Treasury Stock	(6)	(0. 0)	(7)	(0. 0)	(3)	(0. 0)
Total Shareholders' Equity	53, 764	36. 3	62, 779	55. 4	53, 028	43. 4
Total Liabilities and Shareholders' Equity	148, 086	100. 0	113, 250	100. 0	122, 078	100. 0

Consolidated Statements of Operations

(Millions of yen)

	Interim 2003 (April 2002 - September 2002)			Interim 2004 (April 2003 - September 2003)			Fiscal Year 2003 (April 2002 - March 2003)		
	Amount		Comp. Ratio	Amount		Comp. Ratio	Amount		Comp. Ratio
			%			%			%
I Net Sales		59, 586	100. 0		74, 570	100. 0		124, 105	100. 0
II Cost of Sales		28, 038	47. 1		40, 582	54. 4		68, 821	55. 5
Gross Profit		31, 547	52. 9		33, 988	45. 6		55, 284	44. 5
III Selling, General and Administrative Expenses		26, 902	45. 1		25, 155	33. 8		45, 015	36. 2
Operating Profit		4, 644	7. 8		8, 832	11. 8		10, 269	8. 3
IV Non-operating Income									
1. Interest Income	106			166			257		
2. Gain on Sale of Marketable Securities	1, 813			875			1, 762		
3. Amortization of Consolidated Goodwill	183			184			366		
4. Other Non-operating Income	321	2, 425	4. 1	309	1, 536	2. 1	363	2, 749	2. 2
V Non-operating Expenses									
1. Interest Expense	472			295			1, 026		
2. Equity in net Losses of Affiliates	1, 494			154			2, 102		
3. Loss on Investments in Capital	1, 933			1, 579			3, 857		
4. Provision for Doubtful Accounts	351			152			1, 182		
5. Bad Debt Expenses	—			—			132		
6. Other Non-operating Expenses	802	5, 054	8. 5	659	2, 840	3. 8	1, 314	9, 615	7. 8
Ordinary Profit		2, 016	3. 4		7, 529	10. 1		3, 403	2. 7
VI Extra Ordinary Income									
1. Gain on Sale of Investment Securities	202			774			246		
2. Gain on Redemption of Bonds	423			4			592		
3. Gain on Reversal of Warrant Liabilities	—			—			1, 354		
4. Gain on Reversal of Allowance for Doubtful Account	87			136			129		
5. Other Extra Ordinary Income	323	1, 036	1. 7	1	916	1. 2	722	3, 045	2. 5
VII Extra Ordinary Losses									
1. Loss on Disposal and Sale of Fixed Assets	534			151			877		
2. Impairment Loss on Investment Securities	1, 329			451			3, 090		
3. Loss on Sales of Investment Securities	122			15			386		
4. Provision for loss on Investments	193			11			3, 425		
5. Impairment Loss on Goodwill	—			—			3, 451		
6. Reorganization Expenses	—			—			1, 225		
7. Expense for Litigation Settlement	—			1, 018			—		
8. Other Extra Ordinary Losses	818	2, 999	5. 0	72	1, 720	2. 3	1, 016	13, 473	10. 9
Income (Loss) before Income Taxes and Minority Interests		53	0. 1		6, 725	9. 0		(7, 024)	(5. 7)
Income Taxes:									
Current	773			535			496		
Past	1, 100			—			1, 100		
Deferred	(363)	1, 510	2. 5	2, 585	3, 121	4. 2	(931)	665	0. 5
Minority Interests		121	0. 2		(113)	(0. 2)		232	0. 2
Net Income (Loss)		(1, 579)	(2. 6)		3, 718	5. 0		(7, 922)	(6. 4)

Consolidated Statements of Cash Flows

(Millions of yen)

	Interim 2003 (April 2002 - September 2002)	Interim 2004 (April 2003 - September 2003)	Fiscal Year 2003 (April 2002 – March 2003)
	Amount	Amount	Amount
I Operating Activities			
Income (Loss) before Income taxes and minority interests	53	6, 725	(7, 024)
Depreciation and amortization	629	497	1, 173
Amortization of consolidated goodwill	322	173	4, 220
Allowance for doubtful accounts	505	81	(4, 272)
Allowance for loss on investments	754	11	8, 795
Interest and dividends income	(106)	(173)	(269)
Interest expense	472	295	1, 026
Loss (Gain) on sale of investments in securities	(1, 892)	(1, 634)	(1, 622)
Impairment Loss on investments in securities	1, 329	451	3, 090
Loss on investments in capital	1, 933	1, 579	3, 857
Equity in net loss of affiliates	1, 494	154	2, 102
Loss (Gain) on sale and disposal of property and Equipment, net	534	149	858
Gain on redemption of bonds	(423)	(4)	(592)
Gain on reversal of warrant liabilities	—	—	(1, 354)
Expense for litigation settlement	—	1, 018	—
(Increase) Decrease in Notes and accounts receivable – trade	1, 352	1, 766	(1, 646)
(Increase) Decrease in inventories	(386)	167	(1, 129)
(Increase) Decrease in Accounts receivable – other	811	204	(1, 453)
Increase (Decrease) Accounts payable – trade	2, 195	(1, 136)	3, 266
Increase (Decrease) Accounts payable – other	(1, 668)	(233)	(1, 767)
(Increase) Decrease in other current assets	(240)	582	479
Increase (Decrease) in other current liabilities	192	29	1, 545
Other cash-flow from operating activities	(1, 012)	11	1, 355
Subtotal	6, 849	10, 718	10, 638
Interest and dividends received	130	39	348
Interest paid	(615)	(300)	(875)
Income taxes paid	(1, 997)	(461)	(1, 930)
Income taxes refunded	15	307	—
Expense for litigation settlement	—	(1, 018)	—
Net cash provided (used) in Operating Activities	4, 382	9, 284	8, 180

(Millions of yen)

	Interim 2003 (April 2002 - September 2002)	Interim 2004 (April 2003 - September 2003)	Fiscal Year 2003 (April 2002 - March 2003)
	Amount	Amount	Amount
II Investing Activities			
Purchases of securities	(184)	—	(78)
Purchases of property and equipment	(85)	(301)	(272)
Proceeds from sale of property and equipment	8	17	133
Purchases of intangible assets	(104)	(64)	(343)
Proceeds from sale of intangible assets	99	1	102
Purchase of investment securities	(2)	(10)	(5)
Proceeds from sale of investment securities	3, 709	2, 502	3, 792
Purchase of shares in subsidiaries	(44)	(554)	(68)
Proceeds from sale of investment securities	—	—	176
Expenditure from acquirement of shares in subsidiaries resulting change in consolidated subsidiaries	(1, 278)	—	(1, 328)
Proceeds from acquirement of shares in subsidiaries resulting change in consolidated subsidiaries	35	—	40
Proceeds from sale of shares in subsidiaries resulting change in consolidated subsidiaries	5	—	—
Increase in investments in capital	(0)	—	(0)
Decrease in investments in capital	32	163	294
Increase in short-term loans receivable	(337)	(0)	(815)
Decrease in short-term loans receivable	1, 348	96	1, 748
Increase in long-term loans receivable	(277)	(10)	(122)
Decrease in long-term loans receivable	57	124	170
Increase in lease deposits	(185)	(510)	(309)
Decrease in lease deposits	540	77	1, 374
Other investing activities	340	(17)	1, 329
Net cash provided by investing activities	3, 677	1, 513	5, 819
III Financing Activities			
Proceeds from short-term borrowings	50	100	108
Payment of short-term borrowings	(263)	(206)	(414)
Proceeds from long-term debt	—	—	95
Payment of long-term debt	(3, 394)	(1, 862)	(6, 531)
Redemption of bonds	(17, 080)	(4, 705)	(37, 926)
Proceeds from issuance of common stock	18	23	4, 863
Proceeds from sale of common stock of subsidiaries to minority shareholders	0	—	—
Cash distribution to shareholders with capital reduction	—	(4, 699)	—
Increase in treasury stock	(1)	(3)	(2)
Retirement of treasury stock	19	—	24
Net Cash used in financing activities	(20, 651)	(11, 354)	(39, 783)
IV Effect of exchange rate changes on cash and cash equivalents	(17)	(51)	(19)
V Net decrease in cash and cash equivalents	(12, 608)	(608)	(25, 802)
VI Cash and cash equivalents at beginning of the period	55, 232	29, 669	55, 232
VII Increase in cash and cash equivalents arising from increase in consolidated subsidiaries	114	—	315
VIII Decrease in cash and cash equivalents arising from decrease in consolidated subsidiaries	—	—	(135)
IX Cash and cash equivalents of merged companies	60	—	60
X Cash and cash equivalents at end of the period	42, 798	29, 061	29, 669

Segment Information

Segment Information by the type of Business

Segment	Main Line of Business
SHOP Business	Sales of mobile phones through sales outlets mainly for consumers
Enterprise Business	Sales of copier, facsimile, business phone, Internet related services, My-Line and other services for corporate users
Others	Sales of non-life insurance, management of venture capital funds

Interim 2004 (April 1, 2003 - September 30, 2003) (Millions of yen)

	SHOP Business	Enterprise Business	Others	Total	Elimination or Corporate	Consolidated
Sales						
(1)Customers	43,941	28,825	1,803	74,570	−	74,570
(2)Inter-segment	143	136	−	279	(279)	−
	44,084	28,962	1,803	74,850	(279)	74,570
Operating expense	39,624	25,225	1,610	66,461	(724)	65,737
Operating profit	4,459	3,736	192	8,388	444	8,832

Operating expenses included in elimination or corporate that are no allocable amounted to 1,725 million yen for Interim 2004. These expenses principally included headquarters' expenses from general administration or accounting.

Interim 2003 (April 1, 2002 - September 30, 2002) (Millions of yen)

	SHOP Business	Enterprise Business	Others	Total	Elimination or Corporate	Consolidated
Sales						
(1)Customers	34,253	24,495	838	59,586	−	59,586
(2)Inter-segment	31	72	−	104	(104)	−
	34,284	24,567	838	59,690	(104)	59,586
Operating expense	30,810	23,854	771	55,436	(495)	54,941
Operating profit	3,474	712	66	4,253	390	4,644

Fiscal Year 2003 (April 1, 2002 - March 31, 2003) (Millions of yen)

	SHOP Business	Enterprise Business	Others	Total	Elimination or Corporate	Consolidated
Sales						
(1)Customers	71,478	50,521	2,105	124,105	−	124,105
(2)Inter-segment	41	153	−	194	(194)	−
	71,519	50,674	2,105	124,299	(194)	124,105
Operating expense	64,808	48,172	2,074	115,056	(1,220)	113,836
Operating profit	6,710	2,502	30	9,243	1,025	10,269

Non-Consolidated Interim Financial Report — Six Months Ended September 30, 2003

Nov. 25, 2003

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3709

1 . Summary of Non-Consolidated Financial Statement (April 1, 2003 ～ September 30, 2003)

(1) Non-Consolidated Operating Results (Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)	Operating Profit (%: Change over previous year)	Ordinary Profit (%: Change over previous year)
Interim 2004	17,340 (115.3%)	3,116 (93.7%)	2,614 (79.3%)
Interim 2003	15,036 (—)	3,325 (—)	3,297 (—)
FY 2003	31,791 (—)	6,232 (—)	4,017 (—)

	Net Income (%: Change over previous year)	Net Income per Share
	Millions of yen	Yen
Interim 2004	2,709 (—)	48.71
Interim 2003	(260) (—)	(5.67)
FY 2003	(7,686) (—)	(166.00)

Weighted-Average Number of Common Shares Outstanding : Sept.30, 2003:55,630,244 Sept.30, 2002: 45,892,009
March 31, 2003: 46,303,401

(2) Dividends

	Dividends Per Share (Interim)	Dividends Per Share (Annual)
	Yen	Yen
Interim 2004	0	—
Interim 2003	0	—
FY2003	—	0

(3) Non-Consolidated Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity Per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim 2004	119,268	83,241	69.8	1,450.80
Interim2003	150,716	76,200	50.6	1,646.17
FY 2002	123,579	74,505	60.3	1,442.17

① Common Stock Issued and Outstanding: Sept.30, 2003 57,376,389 Sept.30, 2002 46,289,755
Mar.31, 2002 51,661,825

② Treasury Stock: Sept.30, 2003 :4,753 Sept.30, 2002:1,946 Mar.31, 2002:3,056

2 . Estimates of Non-Consolidated Business Performance (April 1, 2003 ～ March 31, 2004)

(Millions of Yen)

	Sales	Operating Profit	Ordinary Profit	Net Income	Dividends Per Share	
					Annual	
Annual	35,000	6,300	5,000	3,000	—	—

(Reference) Expected net income per share (Annual): 53. 93

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements

Non-consolidated Balance Sheets

(Millions of yen)

	Interim 2003 As of September 30, 2002			Interim 2004 As of September 30, 2003			Fiscal Year 2003 As of March 31, 2002		
	Amount		Comp. Ratio	Amount		Comp. Ratio	Amount		Comp. Ratio
ASSETS			%			%			%
I Current Assets									
1. Cash and bank deposits	18,030			12,562			3,432		
2. Accounts receivable	3,148			2,883			4,270		
3. Inventories	162			30			258		
4. Other current assets	4,378			7,101			5,035		
5. Allowance for doubtful accounts	—			(82)			(83)		
Total Current Assets		25,720	17.1		22,495	18.9		12,913	10.4
II Fixed Assets									
1. Tangible Assets	4,131		2.7	3,738		3.1	3,830		3.1
2. Intangible Assets	701		0.5	657		0.6	620		0.5
3. Investment and Other Assets									
(1)Investment securities	26,701			22,913			23,117		
(2)Investments in Affiliates	65,002			53,512			60,872		
(3)Investments in capital	12,753			8,754			10,627		
(4)Long-term loans	19,281			7,285			17,839		
(5)Delinquent receivables	10,754			—			8,732		
(6)Claims under bankruptcy	599			—			234		
(7)Bankrupt credit	—			5,637			—		
(8)Deferred income taxes	26,274			21,891			25,515		
(9)Other assets	4,015			3,943			4,045		
(10)Allowance for loss on investments	(34,387)			(25,743)			(35,231)		
(11)Allowance for doubtful accounts	(10,832)			(5,817)			(9,538)		
Total Investments and Other Assets	120,163		79.7	92,377		77.4	106,214		86.0
Total Fixed Assets		124,996	82.9		96,773	81.1		110,665	89.6
Total Assets		150,716	100.0		119,268	100.0		123,579	100.0

(Millions of yen)

	Interim 2003 As of September 30, 2002			Interim 2004 As of September 30, 2003			Fiscal Year 2003 As of March 31, 2002		
	Amount		Comp. Ratio	Amount		Comp. Ratio	Amount		Comp. Ratio
Liabilities			%			%			%
I Current Liabilities									
1. Accounts payable	1,025			576			1,677		
2. Short-term bank borrowings	4,499			2,345			2,882		
3. Current portion of bonds	25,700			23,947			28,736		
4. Accrued bonuses	107			58			159		
5. Other current assets	4,106			3,925			3,834		
Total Current Liabilities		35,438	23.5		30,851	25.9		37,289	30.2
II Long-term Liabilities									
1. Bonds	29,077			4,048			4,048		
2. Convertible Bonds	6,320			-			5,480		
3. Long-term liabilities	3,070			600			1,700		
4. Retirement benefits for directors and corporate auditors	70			78			76		
5. Other long-term liabilities	539			447			479		
Total Long-term Liabilities		39,077	25.9		5,175	4.3		11,784	9.5
Total Liabilities		74,516	49.4		36,026	30.2		49,074	39.7
Shareholders' Equity									
I Common stock		47,624	31.6		53,294	44.7		50,542	40.9
II Additional paid-in capital		26,856	17.8		24,841	20.8		29,773	24.1
III Accumulated earnings (deficit)		(260)	(0.2)		2,709	2.3		(7,686)	(6.2)
IV Net unrealized holding gains on securities		1,982	1.4		2,403	2.0		1,878	1.5
V Treasury Stock		(2)	(0.0)		(7)	(0.0)		(3)	(0.0)
Total Shareholders' Equity		76,200	50.6		83,241	69.8		74,505	60.3
Total Liabilities and Shareholders' Equity		150,716	100.0		119,268	100.0		123,579	100.0

Non-consolidated Statements of Operations

(Millions of yen)

	Interim 2003 (April 2002 - September 2002)			Interim 2004 (April 2003 - September 2003)			Fiscal Year 2003 (April 2002 - March 2003)		
	Amount		Comp. Ratio	Amount		Comp. Ratio	Amount		Comp. Ratio
			%			%			%
I Net Sales		15,036	100.0		17,340	100.0		31,791	100.0
II Cost of Sales		5,161	34.3		5,911	34.1		11,557	36.4
Gross Profit		9,875	65.7		11,428	65.9		20,234	63.6
III Selling, General and Administrative Expenses		6,549	43.6		8,311	47.9		14,002	44.0
Operating Profit		3,325	22.1		3,116	18.0		6,232	19.6
IV Non-operating Income		3,126	20.8		2,186	12.6		3,816	12.0
V Non-operating Expenses		3,154	21.0		2,688	15.5		6,031	19.0
Ordinary Income		3,297	21.9		2,614	15.1		4,017	12.6
VI Extra Ordinary Income		731	4.9		5,043	29.0		2,252	7.1
VII Extra Ordinary Losses		4,156	27.6		2,643	15.2		13,861	43.6
Income (loss) before income taxes		(126)	(0.8)		5,014	28.9		(7,591)	(23.9)
Income and enterprise taxes	133			(942)			(502)		
Deferred income taxes	-	133	0.9	3,247	2,305	13.3	597	94	0.3
Net Income (Loss)		(260)	(1.7)		2,709	15.6		(7,686)	(4.2)
Retained earnings at beginning of the period		-			-			-	
Retained Earnings (Losses)		(260)			2,709			(7,686)	